UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38857

BIT Origin LTD.

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed on a Form 6-K filed by Bit Origin Ltd.(the “Company”) on February 26, 2025, the Company received a written notice from the Listing Qualifications Staff of Nasdaq regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2) on February 21, 2025, which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Nasdaq Listing Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. The Company was provided a period of 180 calendar days, until August 20, 2025, to regain compliance.

On August 28, 2025, the Company received a written notice from Nasdaq (the “August 2025 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by August 20, 2025, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 16, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The August 2025 Notice has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

On August 29, 2025, the Company issued a press release entitled “Bit Origin Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release – Bit Origin Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement, dated August 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2025	BIT ORIGIN LTD.

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board